FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release:  "Syngenta and CIMMYT establish industry-leading partnership to advance wheat research”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contact:		Analyst/Investor contacts:

Media Office		Médard Schoenmaeckers		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel: Fax:	+41 61 323 23 23 +41 61 323 24 24			John Hudson
				Switzerland	+41 61 323 6793
				USA	+1 202 737 6520
www.syngenta.com

Basel, Switzerland, April 6, 2010

Syngenta and CIMMYT establish industry-leading partnership to advance wheat research

•	Public-private partnership to develop and advance technology in wheat

•	Joint R&D scope across broad crop protection and seeds technologies

•	Enhances Syngenta’s market-leading worldwide R&D program in wheat

•	Reinforces CIMMYT’s commitment to promoting food security

Syngenta announced today that it has entered into a public-private partnership with the International Maize and Wheat Improvement Center (CIMMYT) to focus on the development and advancement of technology in wheat, the most internationally traded food crop and the single largest food import in developing countries. The agreement will entail joint research and development in the areas of native and GM traits, hybrid wheat and the combination of seeds and crop protection to accelerate plant yield performance.

“Syngenta and CIMMYT are both committed to transforming wheat production worldwide, by creating new technology platforms which set unprecedented standards for yield and quality,” said John Atkin, Syngenta COO Crop Protection. “We will bring together our complementary assets, capabilities and geographic focus to increase the productivity of wheat in a sustainable way, through cooperation on defined projects. We look forward to linking each other’s comparative strengths and advancing technology faster and more efficiently than we could on our own.”

"Global wheat production is increasing at only 0.9% each year," said Hans-Joachim Braun, Director of CIMMYT's Global Wheat Program. "This is a very critical issue as global demand is growing at 1.5% or more annually. Combined with the impacts of climate change, we must avoid the risk of another food crisis and ensure farmers across the world are equipped to meet the demands of a rising world population. Partnerships like this can greatly benefit the world’s farmers, rich and poor."

The agreement will leverage Syngenta’s highly developed genetic marker technology, advanced traits platform and wheat breeding for the developed world,

Syngenta – April 6, 2010 / Page 1 of 3

along with CIMMYT’s access to wheat genetic diversity, global partnership network, and wheat breeding program targeted to the developing world.

Public-private collaboration is essential for advancing agriculture to meet global challenges such as food security, climate change, natural resource depletion, and access to technology. CIMMYT and Syngenta are committed to working with each other and all interested stakeholders to find solutions to these significant challenges.

Wheat is a key crop for Syngenta; this partnership will strengthen the company’s global presence and reinforce its position as a leader in the worldwide commercial wheat seeds market. This market is expected to increase in value as new technologies are introduced. For CIMMYT, the partnership will strengthen its ability to use world wheat genetic resources and cutting-edge technologies to develop robust wheat varieties for disadvantaged farmers in developing countries and public research systems worldwide.

In August 2009, the Syngenta Foundation launched a Ug99 stem rust resistance research partnership with Syngenta and CIMMYT to facilitate the development of durable rust resistance.

About Syngenta
Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

About CIMMYT
CIMMYT is an internationally funded, not-for-profit organization that conducts research and training related to maize and wheat breeding and production systems in more than 100 countries of the developing world. CIMMYT works to create, share, and use knowledge and technologies to increase food security, improve the productivity and profitability of farming systems, and sustain natural resources. For more information, please visit www.cimmyt.org.

Note to the editor:

Watch the video on the partnership announcement with John Atkin, Syngenta, and Hans-Joachim Braun, CIMMYT.

Media can download quotes from John Atkin here (MPEG-2 format).

Syngenta – April 6, 2010 / Page 2 of 3

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 6, 2010 / Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 6, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
Title: Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services